Exhibit 8.1

List of Subsidiaries

Subsidiary	Jurisdiction	Ownership

Xin Ao Construction Materials, Inc.	British Virgin Islands	100%

CACM Group NY, Inc.	New York, U.S.	100%

Beijing Ao Hang Construction Materials Technology Co., Ltd.	People’s Republic of China	100%

Beijing Xin Ao Concrete Group Co., Ltd.	People’s Republic of China	VIE